One Corporate Center	The Gabelli Equity Trust Inc.
Rye, NY 10580-1422
Tel. (914) 921-5070
Fax (914) 921-5118 www.gabelli.com info@gabelli.com

August 6, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Gabelli Equity Trust Inc. (the “Registrant”)

Registration Statement on Form N-2 (File No. 333-195247)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date for the Registrant’s Registration Statement on Form N-2 referenced above be accelerated so that it will become effective on August 7, 2014 or as soon as practicable thereafter.

The Registrant hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (4) it may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby requests that you notify Ryan Brizek ((212) 728-8865) of Willkie Farr & Gallagher LLP by telephone once the Registration Statement has been declared effective.

Very truly yours,

By:	/s/ Agnes Mullady
Name:	Agnes Mullady
Title:	Treasurer

787 Seventh Avenue
New York, NY 10019-6099

Tel: 212 728 8000
Fax: 212 728 8111

August 6, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Equity Trust Inc.
(Securities Act File No. 333-195247, Investment Company Act File No. 811-04700) Response to Staff Comments

Ladies and Gentlemen:

On behalf of The Gabelli Equity Trust Inc. (the “Fund”), please find an addendum to the response filed on August 5, 2014 to Comment 9 that was provided by Laura E. Hatch of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) on May 13, 2014, to the undersigned of our firm regarding the filing of a registration statement on Form N-2 (“Registration Statement”) for the Fund. As discussed with Ms. Hatch on August 6, 2014, this disclosure was removed from Pre-Effective Amendment No. 1 to the Fund’s Registration Statement filed on August 5, 2014.

For the convenience of the Staff, the comment is set out below. We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser. The Fund’s responses to the Staff’s comments are set out immediately under the comment.

Prospectus

Subscription Rights

(9) Comment: The disclosure states, “We may issue subscription rights to holders of our... (ii) preferred stock to purchase common or preferred stock....” Please remove the disclosure that would permit the Fund to issue subscription rights to holders of preferred stock to purchase common stock.

Response: The requested change has been made. The Fund reserves the right to revisit this comment with the Staff in a future registration statement.

*        *        *         *

Securities and Exchange Commission

August 6, 2014

Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Bruce N. Alpert, The Gabelli Equity Trust Inc.

Agnes Mullady, The Gabelli Equity Trust Inc.

Andrea Mango, Esq., The Gabelli Equity Trust Inc.

Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP